Offering Statement for OffGridBox, Inc.

("OffGridBox," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   OffGridBox, Inc.

   210 Broadway
   Suite 201
   Cambridge, MA 02139

Eligibility

2. **The following are true for OffGridBox, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Sebastiaan Berends

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2018	Present	OffGridBox, Inc.	Chief Partnership Officer & Board Member

   EDUCATION: College of Europe, Bruges, Belgium Master Degree (Drs.) in European Studies (Politics), 1996 – 1997 University of Amsterdam, The Netherlands Master Degree in Political Science (International

Relations), 1990 – 1996 University of Sussex, Brighton, UK Master Degree in Rural Development, 1993 – 1994 LinkedIn: https://www.linkedin.com/in/basberends/

Name
Jodie Wu

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/20/2020	07/06/2021	OffGridBox, Inc.	COO
07/07/2021	Present	OffGridBox, Inc.	CEO

EDUCATION: Massachusetts Institute of Technology, Cambridge, MA S.B. Mechanical Engineering, Urban Studies and Planning Minor, June 2009 LEADERSHIP & AWARDS: 2016 C3E International Leadership Award, 2011 TEDGlobal Fellow, 2010 Bloomberg BusinessWeek's Most Promising Entrepreneurs, 2010 Echoing Green Fellow, 2009 MIT 100K Business Plan Competition Development Track and Audience Award Winner LinkedIn: https://www.linkedin.com/in/jodiezwu/

Name
Emiliano Cecchini

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/07/2021	Present	OffGridBox, Inc.	CTO
02/01/2017	07/06/2021	OffGridBox, Inc.	CEO

EDUCATION: UNIVERSITY OF SIENA, ITALY Ph. D in Chemistry and Energy, August 2006 – May 2009 • Doctorate Thesis on hybrid systems of solar and hydrogen cooling systems (OCESI) UNIVERSITY OF ROME, LA SAPIENZA, ITALY Laurea, Physics, 1991 – 1998 • Studied multi-fractal analysis of random maps, minored in neuro-fuzzy networks LinkedIn: https://www.linkedin.com/in/emiliano-cecchini-it/

Name
Davide Bonsignore

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2020	07/06/2021	OffGridBox, Inc.	Global Director
07/06/2021	Present	OffGridBox, Inc.	COO

EDUCATION: SAPIENZA UNIVERSITY OF ROME, ITALY M.Sc. in Economics and International Development, 2007 – 2009 UNIVERSITY OF FLORENCE, ITALY Laurea, Economic Development, 2003 – 2007 LinkedIn: https://www.linkedin.com/in/davide-bonsignore-it/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Emiliano Cecchini

Securities:	3,300,000
Class:	Common Stock
Voting Power:	28.7%

Davide Bonsignore

Securities:	3,300,000
Class:	Common Stock
Voting Power:	28.7%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

OffGridBox's mission is to provide solar energy and clean water to remote communities around the world. To people who want independence/freedom, OffGridBox is one of the energy and water companies that brings reliable and rugged products fit for any environment. OffGridBox has pushed the frontiers with its deployments across 4 different continents, enabling people to adapt to the changing world and to have a resilient future. OffGridBox was born from a desire to bring solar to communities in the most rapid way possible, enabling us to serve more needs. OffGridBox has a range of products, including all-in-one sustainable solutions providing clean water and solar power to people in remote areas. Projects range from disaster relief to rural electrification, and include desalination, serving coastal and island communities with fresh water. Our business model is based on several revenue streams: 1) We sell our OffGridBox equipment to International Organizations, NGOs, and other organizations that want to use our technology to achieve their goals of improving access to clean water and renewable energy. We then also provide remote monitoring and after sales services. 2) We sell our products to private customers who want to be independent and prepared. 3) We have won several grants and received ESG funding to implement projects ourselves, to provide access to clean water and renewable energy. 4) We use our own installed OffGridBoxes to provide purified water to rural and peri-urban communities (both packaged and refills), or to power health clinics and schools. Our trained female BoxKeepers purify and bottle water, which is then sold in rural shops in a 10 km radius around the Box. We provide battery recharging services to clients living near to the Box, including refugee communities.

OffGridBox currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in OffGridBox, Inc. speculative or risky:**

   1. OffGridBox operates in parts of the world where political instability, natural disaster, currency fluctuations and other risks can play a role. Also, legal systems do not function well in case of breaking of contracts. We try to mitigate this by getting paid before delivery, by having trustworthy partners, and by building on the over 5 years of experience we have gathered from working in developing countries.
   2. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.
   3. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   4. No governmental agency has reviewed the Company's offering. No state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.
   5. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.
   6. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.
   7. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
   8. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially

greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

9. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

10. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

11. The Company likely will not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the Offering.

12. You may only receive limited ongoing disclosure. While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

13. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

14. Future fundraising may affect the rights of investors. The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or

guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an

investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

OffGridBox, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,200,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Intersection between renewable energy, clean water and health. Team growth, product development and market expansion. 1). Product Development: a. PAYG Flex that offers: phone charging and power bank business, water meters for purification, and electricity meters. b. Miniaturized portable OffGridBox. 2). Personnel: We plan to hire a sales manager/team, product engineers, a communications director, and a financial director.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$58,800
R&D	$5,000	$300,000
Sales & Marketing	$4,510	$480,000
Operations and Logistics	$0	$133,200
General Administrative	$0	$228,000
Total Use of Proceeds	**$10,000**	**$1,200,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and OffGridBox, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	15,000,000	11,477,740	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or

an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Note Payable - DOEN Foundation
Amount Outstanding:	$43,563
Interest Rate:	5.0%
Maturity Date:	June 30, 2024
Other Material Terms:	
Creditor(s):	Convertible Notes
Amount Outstanding:	$676,226
Interest Rate:	5.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The Company has a total of $676,226 in convertible notes outstanding. All of the notes have an interest rate of 5% and a discount rate of 20%. Out of the $676,226, $315,000 has a valuation cap of $3,000,000 and the remainder has a valuation cap of $6,000,000.

25. **What other exempt offerings has OffGridBox, Inc. conducted within the past three years?**

Date of Offering:	2022-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$14
Use of Proceeds:	Stock-based compensation
Date of Offering:	2023-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$10
Use of Proceeds:	Stock-based compensation

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Sebastiaan Berends	Chief Partnership Officer & Board Member	Convertible Notes	$25,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    OffGridBox, Inc. is a corporation organized under the State of Delaware. The Company offers modular and compact units that provide renewable energy and clean water in remote areas. Currently, they service regions across Africa and Europe through their related entities. There are plans to expand their market into North and South America should additional funding be secured. The Company has 15,000,000 shares of common stock authorized. At December 31, 2022, the Company had 10,501,286 shares of common stock issued. During 2023, the Company issued 976,454 shares of common stock to individuals affiliated with the company during 2023. No cash was exchanged for the issuance of shares. As a result, as of the initial filing of this offering, 11,477,740 shares of common stock are outstanding. Results of Operations: During the period January 1, 2023 through September 30, 2023, the Company recorded revenue of approximately $205,000, cost of goods sold of approximately $107,000, and a net operating income of approximately $25,000. Revenue for the year ended December 31, 2022 decreased by $297,907 to $133,886, as compared to $431,793 reported for the year ended December 31, 2021. Cost of goods sold for the year ended December 31, 2022 decreased by $168,408 to $60,595, as compared to $229,003 reported for the year ended December 31, 2021. Operating expenses for the year ended December 31, 2022 decreased by $75,876 to $257,000, as compared to $332,876 reported for the year ended December 31, 2021. Other income for the year ended December 31, 2022 decreased by $88,692 to $137,357, as compared to $226,049 reported for the year ended December 31, 2021. Liquidity & Capital Resources: On December 31, 2022, the Company had cash and cash equivalents of $36,314 and working capital of $297,658 as compared to cash and cash equivalents of $51,513 and working capital of $213,442 on December 31, 2021. During 2022, the Company averaged a monthly burn rate of approximately $14,800 compared to an average monthly burn rate of approximately $160 in 2021.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

OffGridBox, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are transcripts of the videos shown on the Company's offering page: VIDEO #1 When I grew up here in Tuscany, the whole ecosystem was different. When I was a kid, we used to spend afternoons picking cherries in late spring. Now, it's not possible. Climate change effects, here in Italy, are really evident. You see cracks on the ground, you see plants drying out, and you can feel these in town as well, where fountains are drying up, green spaces are no more because of extreme heat. This is a condition of the human kind of our period, and everybody has to face this problem. Climate change is even harder in remote communities, where lack of water is really dramatically changing the landscape and the way the people can live. Globally, there are 800 million people in need of energy access and 2 billion people in need of water access. Emiliano and I, we are both passionate about climate change, and we decided to do something about it. I cannot just stand on the sidelines. I want to enter into the game, team up with people, and make disruptive changes. We started OffGridBox to fight climate change and provide resiliency to the people. Climate change has affected East Africa in so many different ways - droughts, food insecurity, dropping water tables - and so, that affects everyone. In sub-Saharan Africa, there's over 500 million people who live without power. In most of these areas, they don't even have piped water going to their homes. You're either fetching water on a daily basis, waiting in a queue, or you're traveling long distances to bring back jerry cans of water. So, water governs your life. And, in a lot of places, this water source is contaminated, but for many, this is their only option. When you have poor quality water, it's not just a problem on your digestive system. It's a problem that can bring you to death. The community we serve are pretty remote, so there is no economical convenience in bringing water pipe in and the electricity grid. Nobody will ever do it. OffGridBox is a shipping container six-feet-by-six-feet-by-six-feet, with solar

panels on the top and water purification inside. Now more than ever, we need a holistic solution to combine and address issues about our sustainability, in terms of energy, water, of transforming the nature around us in a compatible way. Being an ecopreneur, for me, means to invent and distribute solutions that are providing resources in rural and remote communities. In this case, solar and water treatment solutions. Renewable energy solutions and renewable tech solutions are the right answer to where the lack of infrastructure and resources is the problem. Once it's taken to a site, we open up the box. It's like opening up a present, and out comes the panels. We install the batteries, and then we install the water module. We have a water filtration system that can clean itself with no consumable or spare parts. We can treat 20,000 liters of water a day, and we provide power by recharging power banks, and batteries, and phones for up to 300 families in a day. So, this is a way to distribute power without wiring grids, and expensive devices. We put the OffGridBox in the hands of communities. We then help them kickstart their businesses around clean power, clean energy, and giving them the tools to help communities thrive. It's easy to install the box because it's prefabricated. We just connect everything, and after three hours, people from the community have access to water and electricity. I created the OffGridBox app because it was really important to get data from the field to help us see what's going on in all of our boxes around the world. The mobile app helps us to connect with technicians who are based in the field. Even when I'm at the office, I'm able to use the app for follow-up. It allows us to manage the system remotely to stop issues before they arise. We're committed to hire 100% women as BoxKeepers. We want them to be the entrepreneur and having success. This box I manage is located in Nyamirama. I offer three kinds of services. The first is to give electricity to the community, the second is to give clean drinkable water, and the third is to give electricity to this health center. We train them, and we set up the box, where they are now the face of OffGridBox. So, they can provide power and the water to the local families, and with the mobile app, this BoxKeeper can control their box, their income, and account in real time for their activities. The application is also a tool to teach how to run a business. It's kind of an MBA in an app. I give services to different people in the community, farmers, business people, entrepreneurs. The electricity from OffGridBox enables me to weld doors, broken bicycles, vehicles with problems. We can weld and repair them quickly for customers. Very important in our success has been obviously the tech, but with experience on the field in the last five years, we understood the business model is another very important part of the story. What we like in business is doing well by doing good, so we really want to combine ecological impact with the financial results. We devise an innovative business model, based on micropayments on a pay-as-you-go basis. We can charge as low as 15 cents per family, per day, to have enough power, enough water, and access to the WiFi. We're always looking for ways to scale, so we keep constantly changing the tech. In 2022, we launched the OffGridBox Mini, which is 10 times smaller and lighter, and that eases a lot of the logistics, the operations, and the maintenance. We're continuing to develop our technology, and when I get to see these boxes in the field, I get to see how it transforms the lives of communities, where water is no longer a hardship, where energy is available when they need it. There's more time to study, longer hours to run your business, and lighting to enable you to do basic things. And I know that that box is built to last for the next 20 years. OffGridBox clients, they come saying, "Thank you very much for good water, for bringing electricity in our community. We are very grateful." What I love about my job as BoxKeeper is seeing people in the community come to our box, bringing power banks for charging, and having them be able to take home safe drinking water. It excites me when I see what I do changes someone's life. When they tell me OffGridBox helps them a lot and now they get power. I believe that, in whatever work you do, you are doing it for the future generations to come. If you're not thinking about the future, if you're not going green now, what's all this work for? I see a world where OffGridBox is enabling the agroforestry, the planting of trees, cropping, a sustainable way of living for communities, even in the most remote areas. Every year, I want to be reaching 500 more communities, impacting a million more people, ensuring that we're taking the steps to make our dent in the world. I commit, in my life, to fight climate change and find a solution to provide the basic resources. If you want to change your world, you need passion, you need extra effort, and you keep insisting on your ideas. If you wanna fight climate change, you need to act and not to think or talk. There is no other planet. There is no other options. VIDEO #2 Nicola Stenico: Off Grid Box is a company that offers to rural villages in East Africa access to clean energy and clean water. The box offers one solution for several problems that rural communities in developing countries face. Off Grid Box also creates local employment with a strong focus on women entrepreneurs that manage our boxes. Pascaline Ishimwe: When a customer

walks in, we welcome them and register them using our customer app. We give them a kit consisting of 3 LED bulbs, a phone charger, a splitter, a container of pure drinking water and a power bank. Mbarimombazi: Since I started using this service, it protected me from drinking dirty water, protected me from boiling water with wood. I got pure drinking water and electrification. I no longer pay for petrol. It has become very easy for me. Jodie Wu: Last year we deployed 30 boxes across East Africa, 17 of which are actually in Rwanda and these serve 50,000 people across the region with clean water through clean energy. In Rwanda, each of these boxes provide five jobs and serve 400 families. I am very excited to work with OffGridBox because they helped me get experience and be able to shop. For what I need to help my family. Jodie Wu: With just 20% of our installed power, our boxes can pay for themselves within five years. Our hope is to leverage this additional energy to provide a portfolio of services from soil water pumping for irrigation to bacteria refrigeration for dispensaries to powering learning centers for schools. Jeanette Mugiraneza: We are excited about our service, because it has impacted the society and it gives us an opportunity of connecting with people who are proud of what we do.

The following documents are being submitted as part of this offering:

   Governance:

      Certificate of Incorporation: certificateofincorporation.pdf

      Corporate Bylaws: corporatebylaws.pdf

   Opportunity:

      Offering Page JPG: offeringpage.jpg

   Financials:

      Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: https://www.offgridbox.com/

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    - the issuer liquidates or dissolves its business in accordance with state law.